SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or
     Section 13(e)(1) of the Securities Exchange Act of 1934

                          (Amendment No. 1)

                               HIA, INC.
                  (Name of Subject Company (issuer))

                               HIA, INC.
                            (Offeror/Issuer)
  Names of Filing Persons (identifying status as offeror, issuer or other person)


              COMMON STOCK, $0.01 PAR VALUE PER SHARE
                   (Title of Class of Securities)

                              404192106
               (CUSIP Number of Class of Securities)


                            ALAN C. BERGOLD
                              PRESIDENT
                              HIA, INC.
                         4275 FOREST STREET
                       DENVER, COLORADO 80216
                           (303) 394-6040

        (Name, address, and telephone numbers of person
      authorized to receive notices and communications on
                    behalf of filing persons)

                               Copy to:

                     ANDREW L. BLAIR, JR., ESQ.
                       SHERMAN & HOWARD L.L.C.
                633 SEVENTEENTH STREET, SUITE 3000
                       DENVER, COLORADO 80202
                           (303) 297-2900




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]         third-party tender offer subject to Rule 14d-1.

[x]         issuer tender offer subject to Rule 13e-4.

[ ]         going-private transaction subject to Rule 13e-3.

[ ]         amendment to Schedule 13D under Rule 13d-2.


INTRODUCTORY STATEMENT

      This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on October 27, 2000 (the "Original Schedule TO") relating to a tender offer by HIA Inc., a New York corporation, to purchase up to 3,000,000 shares of common stock, par value $.01 per share, at a price of $.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2000 and the related Letter of Transmittal.


ITEM 12.  EXHIBITS

      The exhibit list to the Original Schedule TO contained a reference to Exhibit (a)(2)-3, Form of Notice of Guaranteed Delivery.
 This exhibit was inadvertently omitted from the Original Schedule TO, and is submitted for filing with this Amended Schedule TO.


                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment 1 to Schedule TO is true, complete and correct.

November 6, 2000                    HIA, INC.


                                    By: /s/ ALAN C. BERGOLD
                                    ---------------------------------
                                          Alan C. Bergold
                                          President




                           INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------------     ------------------

      (a)(1)-1  Form of Offer to Purchase, dated October 30, 2000.*

      (a)(1)-2 Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.*

      (a)(1)-3 Form of Letter to Shareholders of the Company, dated October 30, 2000, from Alan C. Bergold, President of the Company.*

      (a)(2)-1 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (a)(2)-2 Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

      (a)(2)-3  Form of Notice of Guaranteed Delivery.

      (b)-1 Commitment Letter from Wells Fargo Bank West, N.A. dated October 20, 2000.*

      (b)-2 Second Amended and Restated Credit Agreement, dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrower and Norwest Bank Colorado, National Association as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association, incorporated by reference from Exhibits
10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999 are incorporated herein by reference.*

     (d) Form of Employment Agreement between Company and its executive officers, filed as an example of the Employment Agreements between the Company and each of Messrs. Bergold, Bentley and Champlin.*

     (g)        Not applicable.

     (h)        Not applicable.

* Previously filed


                 FORM OF NOTICE OF GUARANTEED DELIVERY

                                                  EXHIBIT (A)(2)-3
                       NOTICE OF GUARANTEED DELIVERY
                                     FOR
                           TENDER OF COMMON SHARES
                                      OF
                                  HIA, INC.

    TO BE USED ONLY IF SHARES ARE TENDERED BY OR THROUGH A BANK,
              BROKER-DEALER OR OTHER ELIGIBLE INSTITUTION

     This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) if certificates evidencing common shares, $0.01 par value (the "Shares"), of HIA, Inc., a New York corporation (the "Company"), are not immediately available, or if the procedure for book-entry transfer set forth in the Offer to Purchase dated October 30, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") cannot be completed on a timely basis or time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal (or facsimile thereof), to reach the Depositary prior to the Expiration Date (as defined in the Offer to Purchase). A Notice of Guaranteed Delivery may be used to accept the Offer only if shares are to be tendered by or through an Eligible Institution, as defined below.

      This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Depositary. See Section 2 of the Offer to Purchase.

          TO: COMPUTERSHARE TRUST COMPANY, INC., DEPOSITARY

                         By Mail and Hand:

                  COMPUTERSHARE TRUST COMPANY, INC.
                12039 West Alameda Parkway, Suite Z-2
                     Lakewood, Colorado 80228
                         (303) 986-5400

                  For Eligible Institutions Only:

                    Facsimile:  (303) 986-2444

      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

      This Notice of Guaranteed Delivery form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) under the instructions thereto, the signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

      The undersigned hereby tenders to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase.

                            ODD LOTS

     To be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially or of record as of the close of business on October 30, 2000 and who continues to own, beneficially or of record, as of the Expiration Date, an aggregate of fewer than 100 Shares. The undersigned either (check one box):

      [_] was the beneficial or record owner of, as of the close of business on October 30, 2000, and continues to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered; or

      [_] is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering, for the beneficial owner(s) thereof, Shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by such beneficial owner(s), that each such person was the beneficial or record owner of, as of the close of business on October 30, 2000, and continues to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all of such Shares.

Signature(s):  ----------------------------------------------------

Name(s) of
Record Holder(s):  ------------------------------------------------
                               (Please type or print)

Certificates Nos. (if available): ---------------------------------

Address:  ---------------------------------------------------------



Area Code and
Telephone No.:  ----------------------------------

      If Shares will be delivered by book-entry transfer, provide the following information:

Account Number:  ----------------------------------------

Date:  --------------------------------------------------
                          DELIVERY GUARANTEE
              (NOT TO BE USED FOR A SIGNATURE GUARANTEE)


      THE UNDERSIGNED, A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS' MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN "ELIGIBLE GUARANTOR INSTITUTION," AS SUCH TERM IS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN "ELIGIBLE INSTITUTION"), GUARANTEES THE DELIVERY TO THE DEPOSITARY OF THE SHARES TENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES TENDERED HEREBY HAVE BEEN DELIVERED PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THE OFFER TO PURCHASE INTO THE DEPOSITARY'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR FACSIMILE THEREOF) AND ANY OTHER REQUIRED DOCUMENTS, ALL WITHIN THREE BUSINESS DAYS OF THE DATE HEREOF.

      The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates representing Shares to the Depositary within the time period set forth herein. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:  ---------------------------------------------

Address:  --------------------------------------------------



Area Code and
Telephone No.:  ------------------------------

AUTHORIZED SIGNATURE

Signature:  -----------------------------------------------

Name:  ----------------------------------------------------
                         (Please type or print)

Title: -----------------------------------------------------------

Date:  -----------------------------------------------------------

NOTE: DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. CERTIFICATES
FOR SHARES SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.